UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Polestar Automotive Holding UK PLC

(Exact Name of Registrant as Specified in Charter)

England and Wales	001-41431
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

Assar Gabrielssons Väg 9

405 31 Gothenburg, Sweden

(Address of principal executive offices) (Zip Code)

Michael Lohscheller

Chief Executive Officer

Tel: +1 551 284 9479

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Polestar Automotive Holding UK PLC (the “Company”) for the reporting period from January 1, 2025 to December 31, 2025 is filed as Exhibit 1.01 hereto.

The Company’s Conflict Minerals Report is also publicly available on the Company’s website at https://www.polestar.com/global/legal/ethics/. The reference to the Company’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the Conflict Minerals Report nor deemed filed with the U.S. Securities and Exchange Commission.

Item 1.02 Exhibit

The Company has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

By:	/s/ Michael Lohscheller	Date: May 28, 2026
Name:	Michael Lohscheller
Title:	Chief Executive Officer

By:	/s/ Jean-François Mady	Date: May 28, 2026
Name:	Jean-François Mady
Title:	Chief Financial Officer